December 17, 2015

VIA EDGAR SUSBMISSION

Ms. Lyn Shenk, Branch Chief

Mr. Patrick Kuhn, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SEC Comment Letter dated December 16, 2015
Lydall, Inc. Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 3, 2015
File No.: 001-07665

Dear Messrs. Shenk and Kuhn:

I refer to your letter dated December 16, 2015, providing a comment on the Annual Report on Form 10-K for Fiscal Year Ended December 31, 2014, and filed March 3, 2015, of Lydall, Inc. (“Lydall”).

This is to confirm my conversation with Mr. Kuhn in which Mr. Kuhn agreed to extend the deadline for Lydall to respond to your letter up to and including January 15, 2016.

Please let me know if you have any questions.

Sincerely,

/S/ Chad A. McDaniel

Chad A. McDaniel
Senior Vice President, General Counsel and
Chief Administrative Officer

cc:	Scott M. Deakin, Executive Vice President and Chief Financial Officer